UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-08246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 125 Houston, Texas 77032

Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accounting Firm

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

December 31, 2009 and 2008

Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of net assets available for benefits – December 31, 2009 and 2008

2

Statements of changes in net assets available for benefits –

For the years ended December 31, 2009 and 2008

3

NOTES TO FINANCIAL STATEMENTS

4

SUPPLEMENTAL SCHEDULES:

Form 5500 - Schedule H, Line 4i – Schedule of assets (held at end of year) –

December 31, 2009

13

Form 5500 - Schedule H, Line 4a – Schedule of delinquent participant contributions –

14

December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the

Southwestern Energy Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at year end) and delinquent participant contributions as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

June 25, 2010

Southwestern Energy Company

401(k) Savings Plan

Statements of net assets available for benefits

December 31, 2009 and 2008

	2009	2008
ASSETS:
Investments at fair value
Mutual funds	$30,523,192	$16,702,067
Collective trusts	9,445,030	6,422,674
Common stocks	20,208,575	11,695,639
Participant loans	1,323,571	771,407
Total investments	61,500,368	35,591,787

Receivables
Participants’ contributions	361,088	300,846
Employer’s contributions	222,163	152,143
Total receivables	583,251	452,989

Net assets available for benefits at fair value	62,083,619	36,044,776

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(56,831)	262,820

Net assets available for benefits	$62,026,788	$36,307,596

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Statements of changes in net assets available for benefits

For the years ended December 31, 2009 and 2008

	2009	2008
ADDITIONS:
Contributions
Participant	$7,531,832	$6,720,401
Employer	4,028,194	3,578,609
Rollover	703,820	498,119
Total contributions	12,263,846	10,797,129

Investment income
Interest and dividend income	670,980	1,188,990
Net appreciation / (depreciation) in fair value of investments	14,704,852	(9,336,541)
Net investment income / (loss)	15,375,832	(8,147,551)
Total additions	27,639,678	2,649,578

DEDUCTIONS:
Benefits paid to participants	1,920,486	8,422,950
Total deductions	1,920,486	8,422,950

TRANSFER OUT DUE TO DISPOSITION (Note J)	-	18,666,591

Net increase / (decrease) in net assets available for benefits	25,719,192	(24,439,963)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	36,307,596	60,747,559
End of year	$62,026,788	$36,307,596

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements

December 31, 2009 and 2008

A -

DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan agreement was amended on January 1, 2009 and all amendments have been included in the notes herein; the amendments made to the Plan agreement have no significant effects on net assets.

1.   General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company”) and its subsidiaries except for:

a)

Employees who have not yet completed thirty (30) days of service,

b)

Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

c)

Employees who are under the age of twenty-one (21),

d)

Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period,

e)

Employees or other person who performs services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

f)

Leased employees, and

g)

Non-resident aliens.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

2.   Contributions

Participants may contribute from 1% to 25% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Salary deferrals consist of pretax and/or Roth 401(k) contributions. Roth 401(k) contributions were introduced to the Plan for the pay period beginning January 1, 2009.  Participants may also rollover amounts from other qualified defined benefit or defined contribution plans.  Effective January 1, 2009, the Plan will accept a rollover contribution of Roth 401(k) contributions.  The Company contributes 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributes to the Plan.  All contributions to the Plan are invested under the direction of the participant in 16 investment options including Company stock.  Investments in the stock of Entergy Corporation originated from a

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

previous plan merger and are no longer an active investment option.  Contributions are subject to certain limitations.

3.   Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

4.   Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5.   Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance.  The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan.  Principal and interest is generally paid through payroll deductions.  Amounts repaid are reinvested in investment options based on the participant’s current investment elections.  At December 31, 2009, interest rates ranged from 4.25% to 9.25%.

6.   Payment of Benefits

On termination of service due to death, disability, or retirement a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7.   Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

B -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through collective trusts.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

2.   Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3.   Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4.   Plan Expenses

Expenses incurred in connection with the Plan are paid by the Company.  During 2009 and 2008, the Company paid $33,187 and $49,930, respectively, of expenses on behalf of the Plan.  Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.  The Company does not seek to be reimbursed by the Plan for payment of such expenses.

5.   Payments of Benefits

Benefits are recorded when paid.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

C -

INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits at December 31:

Name	2009	2008

Southwestern Energy Company - Common Stock	$20,092,124	$11,553,649
DWS Stock Index Fund	4,851,533	3,133,867
Amer Europacific Growth - R-3 International Fund	4,751,559	2,517,822
DWS Stable Value Fund	4,593,497	3,288,807
PIMCO Funds - Total Return Fund	4,127,513	2,736,650
Davis New York Venture Fund	3,354,151	2,033,263
T. Rowe Price Retirement 2020 Advantage	3,301,278	*
Prudential Jennison Mid Cap Growth A	3,176,022	*

* Investment did not represent 5% or more of net assets available for benefits

During 2009 and 2008, the Plan’s investments (including investments bought, sold and held during the year) appreciated/ (depreciated) in value as follows:

	2009	2008

Mutual funds	$5,825,172	$(9,156,739)
Collective trusts	968,502	(2,340,517)
Common stocks	7,911,178	2,160,715
	$14,704,852	$(9,336,541)

D -

FAIR VALUE MEASUREMENTS

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three-tier fair value hierarchy is described as follows:

Level 1

Quoted market prices (unadjusted) in active markets for identical assets and liabilities.

Level 2

Inputs, other than the quoted prices in active markets included within Level 1, that are observable for the asset or liability either directly or indirectly.

Level 3

Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Collective trusts: Are composed of a non-benefit-responsive investment fund and a fully benefit-responsive investment contract. Investments in the non-benefit responsive investment fund are valued based upon the quoted redemption value of units owned by the Plan at year end. The fully benefit-responsive investment contract is valued based on the market values of the underlying securities based on information reported by the trustee using the audited financial statements of the collective investment trust which are as of and for the year ended December 31, 2009. There is no restriction in place with respect to the daily redemption of the collective trust funds.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at unpaid principal balance, which approximates fair value.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following are assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

	2009
Description	Level 1	Level 2	Level 3	Total

Mutual funds
Growth and income funds	$10,067,092	$-	$-	$10,067,092
Growth funds	9,657,024	-	-	9,657,024
Aggressive growth funds	6,671,563	-	-	6,671,563
Fixed income funds	4,127,513	-	-	4,127,513
Total mutual funds	30,523,192	-	-	30,523,192
Collective trusts
Non-benefit-responsive investment fund	-	4,851,533	-	4,851,533
Fully benefit-responsive investment contract	-	4,593,497	-	4,593,497
Total collective trusts	-	9,445,030	-	9,445,030
Common stocks	20,208,575	-	-	20,208,575
Participant loans	-	-	1,323,571	1,323,571
Total investments at fair value	$50,731,767	$9,445,030	$1,323,571	$61,500,368

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

	2008
Description	Level 1	Level 2	Level 3	Total

Mutual funds
Growth and income funds	$4,741,716	$-	$-	$4,741,716
Growth funds	5,552,937	-	-	5,552,937
Aggressive growth funds	3,670,764	-	-	3,670,764
Fixed income funds	2,736,650	-	-	2,736,650
Total mutual funds	16,702,067	-	-	16,702,067
Collective trusts
Non-benefit-responsive investment fund	-	3,133,867	-	3,133,867
Fully benefit-responsive investment contract	-	3,288,807	-	3,288,807
Total collective trusts	-	6,422,674	-	6,422,674
Common stocks	11,695,639	-	-	11,695,639
Participant loans	-	-	771,407	771,407
Total investments at fair value	$28,397,706	$6,422,674	$771,407	$35,591,787

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	2009	2008
	Participant	Participant
	Loans	Loans

Balance, beginning of year	$771,407	$1,124,363
Issuances and settlements, net	552,164	(352,956)
Balance, end of year	$1,323,571	$771,407

E -

INVESTMENT CONTRACTS WHICH INCLUDE INSURANCE AND INVESTMENT CONTRACTS

The Plan offers the DWS Stable Value Fund which fully invests its funds into the Pyramid Stable Value Portfolio Fund (“Pyramid Fund”).  The Pyramid Fund invests in many securities including guaranteed investment contracts (“GICs”), GIC alternatives, such as separate account GICs, or synthetic GICs. The Pyramid Fund may also invest in a portfolio of marketable fixed income securities and other financial instruments (collectively called “Portfolio Securities”), for which Deutsche Bank Trust Company Americas (“Deutsche Bank”), the trustee, may enter into one or more agreements (“Liquidity Agreements”) in the name of the Pyramid Fund, in order to provide book value liquidity for Portfolio Securities sold from the Pyramid Fund to make Plan participant-directed withdrawals. Liquidity Agreements may be issued by banks (other than Deutsche Bank or any of its affiliates), insurance companies or other financial institutions, domestic or foreign. The combination of one or more Portfolio Securities and a Liquidity Agreement is considered a GIC alternative or synthetic GIC. In a synthetic GIC structure, the underlying investments are owned by the Pyramid Fund.  A synthetic GIC is comprised of two components, an underlying asset and a wrapper contract.  Wrapper contracts generally change the investment characteristics of underlying securities

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

to those of guaranteed investment contracts.  The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or fair value.  The GICs included in the Pyramid Fund represent fully benefit-responsive investment contracts with Deutsche Bank.

The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the underlying fund’s wrapper contracts. To the extent that the underlying fund has realized and unrealized losses (that are accounted for under contract value accounting through a positive value of the wrapper contract), the interest crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generated realized and unrealized gains (reflected in a negative wrapper value adjustment under contract value accounting), an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than then-current market rates. The guaranteed investment contract is fully benefit-responsive, and as such, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, there are certain employer-initiated events that could limit the ability of the Pyramid Fund to transact at contract value. Examples of these employer-initiated events include:

1.

Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended.

2.

Full or partial termination of the Plan.

3.

Involuntary termination of employment as a result of a corporate merger, divestiture spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy.

4.

Changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuer.

5.

Dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option.

6.

Events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

7.

Certain Plan level withdrawals or Plan participant-directed withdrawals that are deemed not normal, as defined in the Pyramid Fund description.

The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Issuers cannot terminate the wrapper contracts unless there is a breach of the contract.  Actions that would lead to such a breach (after the relevant cure period) include, but would not be limited to, material misrepresentation, failure to pay wrapper fees, or failure to adhere to investment guidelines.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

The relationship between future interest crediting rates and the adjustment to contract value reported on the statement of net assets is accomplished through the crediting rate formula. The difference between the book and market value of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the market and book of each contract by the duration of the bond portfolio covered by the contract. The crediting interest rate is reset on a quarterly basis. The minimum crediting rate under the terms of the contract is 0%.

Key factors that could influence future average interest crediting rates include, but are not limited to, cash flows experienced by the Pyramid Fund, changes in level of interest rates, total return performance of the underlying bond strategies within each synthetic GIC contract, defaults of credit failures in the underlying bond portfolios, or the immunization of one or more synthetic GIC contracts. The average yield and crediting interest rates were 2.73% and 2.61%, respectively, for the year ended December 31, 2009. The average yield and crediting interest rates were 6.95% and 4.14% respectively, for the year ended December 31, 2008.

F -

TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated December 10, 2001, stating that the Plan was designed in accordance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

G -

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

H -

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

I -

RELATED PARTY TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock.  These transactions represent investments in the Company and therefore, qualify as party-in-interest transactions.  Plan investments also include shares of mutual funds managed by DWS Trust Company.  DWS Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2009 and 2008

There were no fees paid by the Plan for the investment management services for the year ended December 31, 2009 and 2008.

J -

TRANSFER OUT DUE TO DISPOSITION

Pursuant to the purchase and sale agreement between the Company and SourceGas, LLC dated November 9, 2007, the Company’s utility subsidiary, Arkansas Western Gas Company (“AWG”), was sold to SourceGas, LLC on July 1, 2008, and all AWG employees became employees of SourceGas, LLC.  As required in the purchase and sale agreement, the participating AWG employees’ account balances, totaling $18,666,591 in the aggregate, were transferred to the SourceGas, LLC plan on the closing date.

K -

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008

Net assets available for benefits per the financial statements	$62,026,788	$36,307,596
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	56,831	(262,820)
Net assets available for benefits per the Form 5500	$62,083,619	$36,044,776

The following is a reconciliation of total additions per the financial statements to total income to the 2009 Form 5500 as of December 31:

2009

Total additions per the financial statements	$27,639,678
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	262,820
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	56,831
Total income per the Form 5500	$27,959,329

L -

SUBSEQUENT EVENTS

No subsequent events were identified requiring additional recognition or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

Southwestern Energy Company

401(k) Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of assets (held at end of year)

December 31, 2009

(a)	(b)	(c)	(e)
Party-in- Interest Identification	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Southwestern Energy Company	416,849 Common Shares	$20,092,124
	DWS Stock Index Fund	Collective Trust	4,851,533
	Amer Europacific Growth - R-3 International Fund	Mutual Fund	4,751,559
	DWS Stable Value Fund	Collective Trust	4,593,497
	PIMCO Funds - Total Return Fund	Mutual Fund	4,127,513
	Davis New York Venture Fund	Mutual Fund	3,354,151
	T. Rowe Price Retirement 2020 Advantage	Mutual Fund	3,301,278
	Prudential Jennison Mid Cap Growth A	Mutual Fund	3,176,022
	T. Rowe Price Retirement 2040 Advantage	Mutual Fund	2,802,676
	T. Rowe Price Retirement 2030 Advantage	Mutual Fund	2,501,603
	Aston/River Road Small Cap Value	Mutual Fund	1,920,005
	Aston/Montag Caldwell Long Term Growth Fund	Mutual Fund	1,588,683
	BlackRock Equity Dividend 1	Mutual Fund	1,538,168
	T. Rowe Price Retirement 2010 Advantage	Mutual Fund	831,376
	T. Rowe Price Retirement Income Advantage	Mutual Fund	630,158
	Entergy Corporation	1,423 Common Shares	116,451
*	Participant loans	Participant loans with interest rates from 4.25% to 9.25% and maturity dates through 2015	1,323,571
			$61,500,368

*Party-in-interest

Note:  Column (d) has been omitted as all investments are participant directed.

Southwestern Energy Company

401(k) Savings Plan

Form 5500, Schedule H, Line 4a
Schedule of Delinquent Participant Contributions

December 31, 2009

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside National Family Caregiver Program	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VCFP) and Prohibited Transaction Exemption 2002-51

$ 36,266	$ -	$ -	$ -	$ 36,266

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: June 25, 2010	By:	/s/ GREG D. KERLEY
Greg D. Kerley Executive Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Grant Thornton LLP